06010394

13 January 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

SUPPL

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea Liv 1 demutualised**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)
Johan Ekwall
Johan Ekwall

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 13 January 2006 1(1)

Nordea Liv I demutualised

The Swedish life company Nordea Liv I was demutualised 1 January 2006. Nordea Life Holding A/S has added SEK 1,020m in capital to the new demutualised Nordea Liv I, in line with what was communicated 18 months ago.

Of the total capital injection SEK 720m is in form of equity capital and SEK 300m as subordinated debt. The capital injection was fully financed by Nordea Life Holding A/S and has a negligible effect on Nordea Bank AB's capital ratio.

The demutualisation of Nordea Liv I was approved by the policyholders in December 2004 and preparation in line with the Swedish FSA's requirements took place in 2005 in order to be able to demutualise 1 January 2006.

The Swedish FSA has introduced a new traffic light system for Swedish life companies as of the beginning of this year. After the capital injection, Nordea Liv I will be in green light according to this new system.

By year-end 2005 the collective consolidation ratio in Nordea Liv I was 101.8.

The added risk capital will give Nordea Liv I greater flexibility in its choice of investments which should increase the opportunity of improved returns for customers.

For further information:
Arne Liljedahl, CFO, EVP, +46 8 614 79 96
Allan Polack, Head of Life & Pensions, +45 22 15 39 60
Anders Edlund, Communication Partner Asset Management & Life, +46 8 614 73 66